SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated November 14, 2003

MEPC Limited

(Translation of Registrant’s Name into English)

Nations House

103 Wigmore Street

London W1H 9AB

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

Enclosure: MEPC appoints new executive directors.

MEPC Limited announces that John Bateman and Roger Quince were appointed Executive Directors of the Board with effect from 21 October 2003.

John Bateman has been with MEPC as Managing Director of Milton Park, near Oxford for 3 years and for a further 10 years previously. John has worked extensively in various property sectors, particularly laboratory, office and industrial business space, to meet the property needs of a wide range of tenants. Since August 2003, John has also been responsible for Chineham Park, Basingstoke; South Marston Park, Swindon and Bute Square, Cardiff. John is a Fellow of the Royal Institute of Chartered Surveyors with a BSc in Estate Management.

Roger Quince has been with MEPC for 5 years as Managing Director of Granta Park, near Cambridge. Roger brings a sound working knowledge of the business park sector and has particular expertise in providing property for biotech and other technology based businesses. Since August 2003, Roger has also been responsible for Birchwood Park, Warrington and Hillington Estate, Glasgow. Roger has a degree in Economics from Durham and studied Corporate Finance at London Business School.

Note

Along with the new appointments announced today, the continuing directors of MEPC Limited are Sir Tim Chessells, Tony Watson, Nick Mustoe and Richard Harrold who are respectively, Chairman, Chief Executive, Chief Investment Officer and Head of Property at Hermes. It was separately reported on 5 June 2003 that Richard Harrold will in due course relinquish his position as Head of Property at Hermes in order to concentrate full time on his role as Chief Executive of MEPC Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEPC Limited

Date:	November 14, 2003	By:	/s/ Richard Harrold
		Name:	Richard Harrold
		Title:	Chief Executive